UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   KING, CARL B
   5401 LYNBROOK


   HOUSTON, TX  77056
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
   02/11/99
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   SR. V.P. AND GENERAL COUNSEL
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     8,750          D  Direct
Common Stock                                                                                     701            I  401(k) Plan
Common Stock                                                                                     1,871          I  ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $16.5000                                                                                07/15/08
(right to buy)
Non-Qualified Stock Option     $17.0625                                                                                02/09/08
(right to buy)
Phantom Stock Units (1)                        03/15/98       A         112
Phantom Stock Units (1)                        03/31/98       A         108
Phantom Stock Units (1)                        04/15/98       A         102
Phantom Stock Units (1)                        04/30/98       A         103
Phantom Stock Units (1)                        05/15/98       A         106
Phantom Stock Units (1)                        05/31/98       A         110
Phantom Stock Units (1)                        06/15/98       A         115
Phantom Stock Units (1)                        06/30/98       A         119
Phantom Stock Units (1)                        07/15/98       A         115
Phantom Stock Units (1)                        07/31/98       A         120
Phantom Stock Units (1)                        08/15/98       A         142
Phantom Stock Units (1)                        08/31/98       A         153
Phantom Stock Units (1)                        09/15/98       A         172
Phantom Stock Units (1)                        09/30/98       A         170
Phantom Stock Units (1)                        10/15/98       A         165
Phantom Stock Units (1)                        10/31/98       A         168
Phantom Stock Units (1)                        11/15/98       A         159
Phantom Stock Units (1)                        11/30/98       A         163
Phantom Stock Units (1)                        12/15/98       A         209
Phantom Stock Units (1)                        12/31/98       A         282

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   30,000                    30,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   30,000                    30,000        D   Direct
(right to buy)
Phantom Stock Units (1)        03/15/98  Common Stock                   112           $16.7000                  D   Direct
Phantom Stock Units (1)        03/31/98  Common Stock                   108           $17.3219                  D   Direct
Phantom Stock Units (1)        04/15/98  Common Stock                   102           $18.4594                  D   Direct
Phantom Stock Units (1)        04/30/98  Common Stock                   103           $18.2563                  D   Direct
Phantom Stock Units (1)        05/15/98  Common Stock                   106           $17.6594                  D   Direct
Phantom Stock Units (1)        05/31/98  Common Stock                   110           $17.0813                  D   Direct
Phantom Stock Units (1)        06/15/98  Common Stock                   115           $16.2625                  D   Direct
Phantom Stock Units (1)        06/30/98  Common Stock                   119           $15.7969                  D   Direct
Phantom Stock Units (1)        07/15/98  Common Stock                   115           $16.3750                  D   Direct
Phantom Stock Units (1)        07/31/98  Common Stock                   120           $15.6438                  D   Direct
Phantom Stock Units (1)        08/15/98  Common Stock                   142           $13.2000                  D   Direct
Phantom Stock Units (1)        08/31/98  Common Stock                   153           $12.2250                  D   Direct
Phantom Stock Units (1)        09/15/98  Common Stock                   172           $10.9281                  D   Direct
Phantom Stock Units (1)        09/30/98  Common Stock                   170           $11.0156                  D   Direct
Phantom Stock Units (1)        10/15/98  Common Stock                   165           $11.3781                  D   Direct
Phantom Stock Units (1)        10/31/98  Common Stock                   168           $11.1375                  D   Direct
Phantom Stock Units (1)        11/15/98  Common Stock                   159           $11.7688                  D   Direct
Phantom Stock Units (1)        11/30/98  Common Stock                   163           $11.4844                  D   Direct
Phantom Stock Units (1)        12/15/98  Common Stock                   209           $8.9781                   D   Direct
Phantom Stock Units (1)        12/31/98  Common Stock                   282           $6.6531     2,893         D   Direct

Explanation of Responses:

(1)
1-for-1
-
Reporting person's increase in balance of Securities Beneficially Owned in the 401(k) Plan reported in Table I is a result of contributions made during 1998.
-
To update ESOP information in Table I  previously provided to reflect 12/31/98 share information.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: Carl B. King
DATE